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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                    GWIN Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    403662109
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                                 (CUSIP Number)

                                February 24, 2004
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)

         [X] Rule 13d-1(c)

         [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP NO. 403662109
          ---------
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 1.   Names of Reporting Persons.
      I.R.S. Identification Nos. of Above Persons (entities only).
                Constable Advisors, LLC
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 2.   Check the Appropriate Box If a Member of a Group (See Instructions)
                                                                (a) [_]
                                                                (b) [_]
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 3.   SEC Use Only

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 4.   Citizenship or Place of Organization
                Delaware
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                     5.   Sole Voting Power
   NUMBER OF                 3,769,500
    SHARES         -------------------------------------------------------------
 BENEFICIALLY        6.   Shared Voting Power
   OWNED BY                  0
     EACH          -------------------------------------------------------------
  REPORTING          7.   Sole Dispositive Power
    PERSON                   3,769,500
     WITH          -------------------------------------------------------------
                     8.     Shared Dispositive Power
                             0
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 9.   Aggregate Amount Beneficially Owned by Each Reporting Person
                3,769,500 SHARES
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10.   Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)
                                                                    [_]
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11.   Percent of Class Represented by Amount in Row (9)
                6.36%
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12.   Type of Reporting Person (See Instructions)
                IA
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                      *SEE INSTRUCTION BEFORE FILLING OUT!

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Item 1.

          (a)  Name of Issuer

               GWIN, Inc.

          (b)  Address of Issuer's Principal Executive Offices

               5092 South Jones Boulevard
               Las Vegas, NV 89118

Item 2.

          (a)  Name of Person(s) Filing

               This statement is filed by:

               Constable Advisors, LLC, with respect to shares of Common Stock beneficially owned by it as a result of its discretionary authority to buy, sell and vote shares of such Common Stock for its private investment fund clients.

          (b)  Address of Principal Business Office or, if none, Residence

               The address of the business office is:

               18300 Minnetonka Boulevard
               Suite 110
               Deephaven, MN 55391

          (c)  Citizenship

               Constable Advisors, LLC is a limited liability company organized under the laws of the State of Delaware.

          (d)  Title of Class of Securities

               Common Stock

          (e)  CUSIP Number

               403662109

Item 3. If this statement is filed pursuant to ss.ss. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

          (a)  [ ]  Broker or dealer registered under section 15 of the Act.

          (b)  [ ]  Bank as defined in section 3(a)(6) of the Act.

          (c) [ ] Insurance company as defined in section 3(a)(19) of the Act.

          (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940.

          (e) [ ] An investment adviser in accordance with ss. 240.13d-1(b)(1)(ii)(E).

          (f) [ ] An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F).

          (g) [ ] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G).

          (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

          (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

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          (j)  [ ]  Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

Item 4.   Ownership

     A.   Constable Advisors, LLC

          (i)  Amount Beneficially Owned

               3,769,500 shares

          (ii) Percent of Class

               6.36%

          (iii) Number of shares as to which such person has:

                (a) Sole power to vote or to direct the vote

                     3,769,500

                (b) Shared power to vote or to direct the vote

                     0

                (c) Sole power to dispose or to direct the disposition of

                     3,769,500

                (d) Shared power to dispose or to direct the disposition of

                     0

Item 5.   Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

          Not Applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

          Constable Advisors, LLC has the right or the power to direct the receipt of dividends from Common Stock, and to direct the receipt of proceeds from the sale of Common Stock to its private investment fund clients.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          Not Applicable

Item 8.   Identification and Classification of Members of the Group

          Not Applicable

Item 9.   Notice of Dissolution of Group

          Not Applicable

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Item 10.  Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             March 4, 2004
                      ----------------------------------------------------------
                                                 Date

                                        /s/ Donald Constable
                      ----------------------------------------------------------
                                               Signature

                      Donald Constable as Managing Member of Constable Advisors, LLC
                      ----------------------------------------------------------
                                              Name/Title

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties for whom copies are to be sent.

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)


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